China Ming Yang Wind Power Group Limited NO.22, Torch Road, Torch Development Zone Zhongshan, Guangdong, P.R.China

November 6, 2012

VIA EDGAR

Ms. Kristin Lochhead

Mr. Gary Todd

Mr. Brian Cascio

Mr. Louis Rambo

Mr. Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Group Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on April 30, 2012
File No. 001-34866

Dear Ms. Lochhead, Mr. Todd, Mr. Cascio, Mr. Rambo and Mr. Buchmiller:

In connection with the Company’s response letter submitted to the staff (the “Staff”) of the U.S. Security and Exchange Commission (the “Commission”) on October 24, 2012 relating to the comment letter of the Staff dated October 11, 2012, we hereby provide our representations that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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Tel : +86- 760-28138510/Fax: +86-760-28138511	Website : www.mywind.com.cn

Very truly yours,

CHINA MING YANG WIND POWER GROUP LIMITED

/s/ Chuanwei Zhang
By:	Chuanwei Zhang
Title:	Chairman and Chief Executive Officer

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